CERTIFICATION

I, Serge Godin, Chairman of the Board and Chief Executive Officer of CGI Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of CGI Group Inc. (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2004

/s/ Serge Godin
Serge Godin
Chairman of the Board and Chief Executive Officer

CERTIFICATION

I, André Imbeau, Executive Vice-President and Chief Financial Officer and Treasurer of CGI Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of CGI Group Inc. (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2004

/s/ André Imbeau
André Imbeau
Executive Vice-President and Chief Financial Officer and Treasurer